Cancellation of Stock Option Grant

1. Number of grantees affected by cancellation : 11 persons

2. Number of shares subject to cancellation : 2,921,289 registered common shares

3. Number of stock option rights after cancellation : 8,161,528 registered common shares

4. Reasons for cancellation : Cancellation pursuant to Article 9-2 of hanarotelecom’s Articles of Incorporation (voluntary resignation within 2 years after the date of grant, etc.)

5. Date of BOD resolution : October 12, 2006
- Outside directors : 4 out of 6 were present
- Audit Committee members : present

[Details of Cancellation of Stock Option Grant]

	Relation with the	No. of cancelled
Name	Company	shares	Reason for cancellation

In-Ho Baik	Former employee	3,294	Disciplinary dismissal

			Voluntary resignation
			within 2 years after the
Jeoung-Nyon Kim	Former employee	2,300	date of grant

			Voluntary resignation
			within 2 years after the
Seung-Pil Mun	Former employee	2,300	date of grant

			Voluntary resignation
			within 2 years after the
Tae-Shik Chang	Former employee	3,420	date of grant, etc.

			Voluntary resignation
			within 2 years after the
Sang-Ju Lee	Former employee	1,900	date of grant

			Voluntary resignation
			within 2 years after the
Dong-Ho Shin	Former employee	2,300	date of grant

			Voluntary resignation
			within 2 years after the
Kang-Min Park	Former employee	2,300	date of grant

			Voluntary resignation
			within 2 years after the
Mun-Hee Hong	Former employee	10,000	date of grant

			Voluntary resignation
			within 2 years after the
Dong-Seok Kim	Former employee	2,830	date of grant, etc.

			Voluntary resignation
			within 2 years after the
Rak-Jae Choi	Former employee	2,300	date of grant

Chang-Bun Yoon	Former officer	2,888,345	Voluntary waiver

Total		2,921,289